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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No.   )


                          Replacement Financial, Inc.
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                               (Name of Issuer)


                        Common Stock, par value $0.001
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                        (Title of Class of Securities)


                                  76026Y 20 4
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                                (CUSIP Number)


    Tammy Gehring, 3434 East 7800 South, #237, Salt Lake City, Utah 84093
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    (Name, address and telephone number of person authorized to receive notices and communications)


                                 May 31, 2000
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            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box (    ).

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                  SCHEDULE 13D
CUSIP No.  76026Y 20 4

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1)  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

    Tracy Hernandez
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)  (  )
                                                               (B)  (  )

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS

     OO
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e).    (    )

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
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                         7)  SOLE VOTING POWER
NUMBER OF                                         2,800,000 shares
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                                          -0- shares
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                                       2,800,000 shares
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                                                  -0- shares
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,800,000 shares   (Directly owned)
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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.7%
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14)  TYPE OF REPORTING PERSON

     IN   Individual
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Item 1.  Security and Issuer

This statement relates to common stock, par value $0.001 ("Common Stock"), of Replacement Financial, Inc., a Nevada corporation, with principal executive offices at 6314 King Valley Drive, West Valley City, Utah 84128 (the "Issuer" or "Company").


Item 2.  Identity and Background

(a) This statement is filed by Tracy Hernandez, an individual, and president, secretary, treasurer and director of the Company as of June 10, 2000.

(b) The residence of Tracy Hernandez is located at 6314 King Valley Drive, West Valley City, Utah 84128.

(c)  The principal occupation of Tracy Hernandez is a secretary.

(d) During the last five years, Tracy Hernandez has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Tracy Hernandez was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Tracy Hernandez is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration

On May 31, 2000, Ms. Hernandez received 1,000,000 shares of restricted common stock of the Issuer pursuant to an Asset Acquisition Agreement dated May 31, 2000.

Also on May 31, 2000, Ms. Hernandez purchased 1,800,000 shares of common stock of the Issuer from Scott Robertson, a shareholder of the Issuer, pursuant to a Stock Purchase Agreement dated May 31, 2000.


Item 4.  Purpose of Transaction

Tracy Hernandez acquired the 1,000,000 shares of the Issuer on May 31, 2000 for certain assets of her sole proprietorship "TK Originals". Ms. Hernandez acquired the 1,800,000 shares of the Issuer on May 31, 2000 for consideration of $500.00. At this time, Ms. Hernandez has signed a Stock Option dated May 31, 2000 with Kari Cunningham, the former president of the Company, to purchase and acquire 19,980,000 shares of the Issuer. The Stock Option is subject to certain restrictions. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Company reported herein. Ms. Hernandez has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 31, 2000, a Asset Acquisition Agreement was signed by the Company and Tracy Hernandez, whereby Ms. Hernandez is to sell certain assets of her operation of TK Originals to the Company for consideration of 1,000,000 shares of the Company's common stock, $0.001 par value.


Item 7.  Material to Be Filed as Exhibits.

May 31, 2000 Asset Acquisition Agreement between the Company and Tracy Hernandez, which is incorporated herein by this reference to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission (SEC) on June 15, 2000, and accepted. The filing date of this Current Report with the SEC is June 16, 2000


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tracy Hernandez

 /s/ Tracy Hernandez
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Tracy Hernandez, an individual

Dated: June 19, 2000


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).